SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Mirati Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

60468T105

(CUSIP Number)

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Boxer Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,772,260*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,772,260*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,772,260*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	This number includes 1,056,700 shares of Common Stock that Boxer Capital has the right to acquire pursuant to the Boxer 2017 Warrant.
**

Based on 38,170,887 shares of Common Stock outstanding which is the sum of (i) 36,047,127 shares of Common Stock reported to be outstanding as of April 22, 2019 according to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 29, 2019, (ii) 1,056,700 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, (iii) 1,056,700 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn 2017 Warrant, and (iv) 10,360 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Boxer Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,772,260*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,772,260*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,772,260*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	This number includes 1,056,700 shares of Common Stock that Boxer Capital has the right to acquire pursuant to the Boxer 2017 Warrant.
**

Based on 38,170,887 shares of Common Stock outstanding which is the sum of (i) 36,047,127 shares of Common Stock reported to be outstanding as of April 22, 2019 according to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 29, 2019, (ii) 1,056,700 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, (iii) 1,056,700 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn 2017 Warrant, and (iv) 10,360 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS MVA Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 258,885
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 258,885
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,885
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Based on 38,170,887 shares of Common Stock outstanding which is the sum of (i) 36,047,127 shares of Common Stock reported to be outstanding as of April 22, 2019 according to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 29, 2019, (ii) 1,056,700 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, (iii) 1,056,700 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn 2017 Warrant, and (iv) 10,360 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Braslyn Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,192,666*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,192,666*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,192,666*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	This number includes 1,056,700 shares of Common Stock that Braslyn has the right to acquire pursuant to the Braslyn 2017 Warrant.
**

Based on 38,170,887 shares of Common Stock outstanding which is the sum of (i) 36,047,127 shares of Common Stock reported to be outstanding as of April 22, 2019 according to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 29, 2019, (ii) 1,056,700 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, (iii) 1,056,700 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn 2017 Warrant, and (iv) 10,360 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Aaron I. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,412
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 47,412
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,412
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 38,170,887 shares of Common Stock outstanding which is the sum of (i) 36,047,127 shares of Common Stock reported to be outstanding as of April 22, 2019 according to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 29, 2019, (ii) 1,056,700 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, (iii) 1,056,700 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn 2017 Warrant, and (iv) 10,360 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Shehan B. Dissanayake
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 203,754
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 203,754
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,754
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 38,170,887 shares of Common Stock outstanding which is the sum of (i) 36,047,127 shares of Common Stock reported to be outstanding as of April 22, 2019 according to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 29, 2019, (ii) 1,056,700 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, (iii) 1,056,700 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn 2017 Warrant, and (iv) 10,360 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Christopher Fuglesang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,518
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,518
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,518
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 38,170,887 shares of Common Stock outstanding which is the sum of (i) 36,047,127 shares of Common Stock reported to be outstanding as of April 22, 2019 according to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 29, 2019, (ii) 1,056,700 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, (iii) 1,056,700 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn 2017 Warrant, and (iv) 10,360 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Ivan M. Lieberburg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,241
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 37,241
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,241
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 38,170,887 shares of Common Stock outstanding which is the sum of (i) 36,047,127 shares of Common Stock reported to be outstanding as of April 22, 2019 according to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 29, 2019, (ii) 1,056,700 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, (iii) 1,056,700 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn 2017 Warrant, and (iv) 10,360 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Neil Reisman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,607
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 87,607
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,607
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 38,170,887 shares of Common Stock outstanding which is the sum of (i) 36,047,127 shares of Common Stock reported to be outstanding as of April 22, 2019 according to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 29, 2019, (ii) 1,056,700 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, (iii) 1,056,700 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn 2017 Warrant, and (iv) 10,360 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Joe Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,964,926*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,964,926*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,964,926*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

This number includes (i) 1,056,700 shares of Common Stock that Boxer Capital has the right to acquire pursuant to the Boxer 2017 Warrant and (ii) 1,056,700 shares of Common Stock that Braslyn has the right to acquire pursuant to the Braslyn 2017 Warrant.

**

Based on 38,170,887 shares of Common Stock outstanding which is the sum of (i) 36,047,127 shares of Common Stock reported to be outstanding as of April 22, 2019 according to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 29, 2019, (ii) 1,056,700 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, (iii) 1,056,700 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn 2017 Warrant, and (iv) 10,360 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

This Amendment No. 13 (“Amendment No. 13”) amends and supplements the statement on Schedule 13D filed on November 4, 2013 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), MVA Investors, LLC (“MVA Investors”) and Joe Lewis, as amended by Amendment No. 1 filed on February 2, 2015, Amendment No. 2 filed on September 18, 2015, Amendment No. 3 filed on January 6, 2016 (“Amendment No. 3”), Amendment No. 4 filed on January 15, 2016 (“Amendment No. 4”), Amendment No. 5 filed on March 17, 2016, Amendment No. 6 filed on June 8, 2016, Amendment No. 7 filed on June 24, 2016, Amendment No. 8 filed on September 28, 2016, Amendment No. 9 filed on January 10, 2017, Amendment No. 10 filed on January 30, 2017, Amendment No. 11 filed on June 27, 2017 and Amendment No. 12 filed on November 20, 2017. Amendment No. 3 was an original filing for Braslyn Ltd. (“Braslyn”). Amendment No. 4 was an original filing for Aaron I. Davis, Shehan B. Dissanayake, Christopher Fuglesang, Rodney W. Lappe, Ivan M. Lieberburg and Neil Reisman. Boxer Capital, Boxer Management, MVA Investors, Braslyn, Joe Lewis, Aaron I. Davis, Shehan B. Dissanayake, Christopher Fuglesang, Rodney W. Lappe, Ivan M. Lieberburg and Neil Reisman are collectively referred to herein as the “Reporting Persons.” The Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 13. Capitalized terms used and not defined in this Amendment No. 13 have the meanings set forth in the Original Filing, as amended.

This Amendment No. 13 is being filed to remove Rodney Lappe as a Reporting Person for purposes of this Schedule 13D.

Item 2. Identity and Background.

Item 2 is hereby amended as follows:

As of on or around May 23, 2019, Mr. Lappe is no longer deemed a member of the “group” comprised of the other Reporting Persons with respect to their investment in the Issuer and will cease to be a “Reporting Person” for purposes of this Schedule 13D going forward.

Item 4. Purpose of Transaction.

Item 4 is hereby amended as follows:

On December 5, 2018, Neil Reisman informed the Issuer that he was resigning as member of its board of directors, effective immediately. Pursuant to the Securities Purchase Agreement, Mr. Reisman had been nominated by Tavistock Life Sciences, an affiliate of Boxer Capital, to serve on the Issuer’s board of directors. On December 6, 2018, the Issuer announced that Aaron I. Davis was appointed to its board of directors, effective immediately, to fill the vacancy created by Mr. Reisman’s resignation. Mr. Davis is the Chief Executive Officer of Boxer Capital. Additionally, pursuant to the Securities Purchase Agreement, Tavistock Life Sciences continues to have the right to designate a representative as a board observer to the board of the Issuer.

On April 22, 2019, Mr. Lappe informed the Issuer that he was resigning as a member of its board of directors, effective immediately.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

All percentages are based on 38,170,887 shares of Common Stock outstanding which is the sum of (i) 36,047,127 shares of Common Stock reported to be outstanding as of April 22, 2019 according to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 29, 2019, (ii) 1,056,700 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2017 Warrant, (iii) 1,056,700 shares of Common Stock, which Braslyn currently has the right to acquire pursuant to the Braslyn 2017 Warrant, and (iv) 10,360 shares of Common Stock subject to options exercisable within the next 60 days.

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 7,630,343 shares of Common Stock, representing 19.99% of the Issuer’s outstanding Common Stock.

CUSIP No. 60468T105	SCHEDULE 13D/A

Boxer Capital and Boxer Management beneficially own 2,772,260 shares of Common Stock which represents 7.3% of the Issuer’s outstanding Common Stock. Braslyn beneficially owns 4,192,666 shares of Common Stock which represents 11.0% of the Issuer’s outstanding Common Stock. Joe Lewis beneficially owns 6,964,926 shares of Common Stock which represents 18.2% of the Issuer’s outstanding Common Stock. MVA Investors beneficially owns 258,885 shares of Common Stock which represents 0.7% of the Issuer’s outstanding Common Stock. Aaron I. Davis beneficially owns 47,412 shares of Common Stock, which includes 10,360 shares of Common Stock subject to options exercisable within the next 60 days, and represents 0.1% of the Issuer’s outstanding Common Stock. Shehan B. Dissanayake beneficially owns 203,754 shares of Common Stock which represents 0.5% of the Issuer’s outstanding Common Stock. Christopher Fuglesang beneficially owns 30,518 shares of Common Stock which represents 0.1% of the Issuer’s outstanding Common Stock. Ivan M. Lieberburg beneficially owns 37,241 shares of Common Stock which represents 0.1% of the Issuer’s outstanding Common Stock. Neil Reisman beneficially owns 87,607 shares of Common Stock, which represents 0.2% of the Issuer’s Common Stock.

The table below reflects options to purchase shares of Common Stock of the Issuer owned by Aaron I. Davis that are not currently exercisable within the next 60 days:

Grant Date	Number of Non-Vested Options	Vesting Schedule
12/6/2018	20,139	Exercisable in 36 equal monthly installments following the date of grant
1/17/2019	5,501	Exercisable in 12 equal monthly installments following the date of grant

The 2017 Warrants represent a right for Boxer Capital, MVA Investors and Braslyn to purchase 1,216,765, 51,047 and 4,590,426 shares of Common Stock, respectively. The 2017 Warrants have been pre-paid at a price of $5.599 per share with an exercise price of $0.001 per share. The 2017 Warrants are only exercisable to the extent that the holders thereof and their affiliates would beneficially own no more than 19.99% of the outstanding Common Stock after exercise.

The November 2017 Warrants represent a right for Boxer Capital and Braslyn to purchase 801,448 and 1,413,475 shares of Common Stock, respectively. The November 2017 Warrants have been pre-paid at a price of $12.999 per share with an exercise price of $0.001 per share. The November 2017 Warrants are only exercisable to the extent that the holders thereof and their affiliates would beneficially own no more than 19.99% of the outstanding Common Stock after exercise.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Stock owned by the Reporting Persons:

(i) Sole power to vote or direct the vote:

MVA Investors has the sole power to vote the 258,885 shares of Common Stock it beneficially owns. Aaron I. Davis has the sole power to vote the 47,412 shares of Common Stock he beneficially owns. Shehan B. Dissanayake has the sole power to vote the 203,754 shares of Common Stock he beneficially owns. Christopher Fuglesang has the sole power to vote the 30,518 shares of Common Stock he beneficially owns. Ivan M. Lieberburg has the sole power to vote the 37,241 shares of Common Stock he beneficially owns. Neil Reisman has the sole power to vote the 87,607 shares of Common Stock he beneficially owns.

(ii) Shared power to vote or to direct the vote:

Boxer Capital and Boxer Management have shared voting power with respect to the 2,772,260 shares of Common Stock they beneficially own. Braslyn has shared voting power with respect to the 4,192,666 shares of Common Stock it beneficially owns. Joe Lewis has shared voting power with respect to the 6,964,926 shares of Common Stock he beneficially owns.

(iii) Sole power to dispose or direct the disposition of:

MVA Investors has the sole power to dispose of the 258,885 shares of Common Stock it beneficially owns. Aaron I. Davis has the sole power to dispose of the 47,412 shares of Common Stock he beneficially owns. Shehan B. Dissanayake has the sole power to dispose of the 203,754 shares of Common Stock he beneficially owns. Christopher Fuglesang has the sole power to dispose of the 30,518 shares of Common Stock he beneficially owns. Ivan M. Lieberburg has the sole power to dispose of the 37,241 shares of Common Stock he beneficially owns. Neil Reisman has the sole power to dispose of the 87,607 shares of Common Stock he beneficially owns.

CUSIP No. 60468T105	SCHEDULE 13D/A

(iv) Shared power to dispose or to direct the disposition of:

Boxer Capital and Boxer Management have shared dispositive power with respect to the 2,772,260 shares of Common Stock they beneficially own. Braslyn has shared dispositive power with respect to the 4,192,666 shares of Common Stock it beneficially owns. Joe Lewis has shared dispositive power with respect to the 6,964,926 shares of Common Stock he beneficially owns.

(c) Other than as described below, the Reporting Persons have not engaged in any transactions in the Common Stock in the past 60 days.

On May 23, 2019, MVA Investors distributed 48,169 shares of Common Stock to Rodney Lappe, one of its members, on a pro rata basis for no consideration.

(d) No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this report.

(e) As of on or around May 23, 2019, Rodney Lappe ceased to be a member of the “group” comprised of the other Reporting Persons with respect to their investment in the Issuer and will cease to be a “Reporting Person” for purposes of this Schedule 13D going forward.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described in the Original Filing, as amended, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated May 23, 2019, among Boxer Capital, Boxer Management, Braslyn, MVA Investors, Joe Lewis, Aaron I. Davis, Shehan B. Dissanayake, Christopher Fuglesang, Ivan M. Lieberburg and Neil Reisman.

Exhibit 2	Form of Warrant to Purchase Common Stock issued in connection with the January 2017 Offering, which is incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer on January 6, 2017.

Exhibit 3	Form of Warrant to Purchase Common Stock issued in connection with the November 2017 Offering, which is incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer on November 16, 2017.

Exhibit 4	Limited Power of Attorney, dated May 23, 2019, by and between Ivan M. Lieberburg and Christopher Fuglesang.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2019

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Chief Executive Officer

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

BRASLYN LTD.

By:	/s/ Joseph C. Lewis
Name:	Joseph C. Lewis
Title:	Director

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

JOSEPH C. LEWIS

By:	/s/ Joseph C. Lewis
Joseph C. Lewis, Individually

IVAN M. LIEBERBURG

By:	/s/ Christopher Fuglesang
Christopher Fuglesang, Attorney-in-Fact*

AARON I. DAVIS

By:	/s/ Aaron I. Davis
Aaron I. Davis, Individually

NEIL REISMAN

By:	/s/ Neil Reisman
Neil Reisman, Individually

SHEHAN B. DISSANAYAKE

By:	/s/ Shehan B. Dissanayake
Shehan B. Dissanayake, Individually

CUSIP No. 60468T105	SCHEDULE 13D/A

CHRISTOPHER FUGLESANG

By:	/s/ Christopher Fuglesang
Christopher Fuglesang, Individually

*

This Schedule 13D and the Joint Filing Agreement attached as Exhibit 1 hereto were executed by Christopher Fuglesang on behalf of Ivan M. Lieberburg pursuant to the Limited Power of Attorney attached as Exhibit 4 hereto.

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated May 23, 2019, among Boxer Capital, Boxer Management, Braslyn, MVA Investors, Joe Lewis, Aaron I. Davis, Shehan B. Dissanayake, Christopher Fuglesang, Ivan M. Lieberburg and Neil Reisman.

Exhibit 2	Form of Warrant to Purchase Common Stock issued in connection with the January 2017 Offering, which is incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer on January 6, 2017.

Exhibit 3	Form of Warrant to Purchase Common Stock issued in connection with the November 2017 Offering, which is incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer on November 16, 2017.

Exhibit 4	Limited Power of Attorney, dated May 23, 2019, by and between Ivan M. Lieberburg and Christopher Fuglesang.